No. 17/07

IAMGOLD ANNOUNCES CFO APPOINTMENT

Toronto, Ontario, June 26, 2007 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce the appointment of Carol T. Banducci as the Chief Financial Officer (“CFO”) effective July 3, 2007.  Ms. Banducci brings more than 15 years of senior financial management and leadership experience in multi-divisional and multi-facility environments, and will join IAMGOLD after driving financial improvement and integration initiatives of a leading building products manufacturer.  Ms. Banducci will take responsibility for the strategic direction and leadership of the finance group as a result of the retirement of current CFO, Grant Edey.

Grant Edey joined IAMGOLD in 2003 as part of the merger with Repadre Capital, where he was VP Finance and CFO beginning in early 1996. Mr. Edey will retire in August 2007 after a period of transition with Ms. Banducci.

“Grant has been a great asset for the Company. I thank Grant, on behalf of the Company and Board of Directors, for his outstanding service and contribution to IAMGOLD,” commented Joseph Conway, President & CEO.  “I also welcome Carol to our team.  Her leadership and new perspective will further enhance the Company’s management depth and I look forward to her contribution.”

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.